Exhibit 7.1

Tenaris – Liabilities to Total Assets Ratio

Thousands of U.S. Dollars	December 31, 2005	December 31, 2004	December 31, 2003
Total liabilities	2,930,155	3,001,093	2,348,284
Total Assets	6,706,028	5,662,288	4,309,548

Ratio	0.44	0.53	0.54

Tenaris – Current debt to total debt

Thousands of U.S. Dollars	December 31, 2005	December 31, 2004
Current debt	332,180	838,591
Total debt	1,010,292	1,259,342

Ratio	0.33	0.67